

**DIVISION OF
CORPORATION FINANCE**



20160005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2016

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
        Incoming letter dated October 7, 2016

Dear Mr. Levoff:

   This is in response to your letter dated October 7, 2016 concerning the shareholder proposal submitted to Apple by James McRitchie. We also have received a letter from the proponent dated October 10, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

                                        Sincerely,

                                        Matt S. McNair
                                        Senior Special Counsel

Enclosure

cc: John Chevedden

 *** FISMA & OMB Memorandum M-07-16 ***

October 27, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
       Incoming letter dated October 7, 2016

       The proposal asks the board to amend certain provisions of its proxy access bylaw in the manner specified in the proposal.

       We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that Apple's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

       Sincerely,

       Evan S. Jacobson
       Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

October 10, 2016

Re: Apple Inc.
      Shareholder Proposal submitted by James McRitchie
      SEC Rule 14a-8

To Whom It May Concern:

This is in response to the October 7, 2016, letter, submitted to the Securities and Exchange Commission (SEC) by Apple Inc. ("Apple" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial prior to 1990. In 1980, Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. However, the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988, Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors 10%"); 3M Co. (Feb. 27, 2008) (same).

2

a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private ordering," through shareowner proposals, was about to begin in earnest.
That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12' Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12th contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred. Unfortunately, proponents may share some of the blame for not putting up more substantive arguments.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12th, I assure you the essential purpose was not to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

Shareholders want proxy access bylaws that can actually be *implemented*, not just sham bylaws that provide for proxy access in name only. This was readily apparent with the howls of protest that came when Staff granted *Whole Foods Market, Inc.* a no-action letter under subdivision (i)(9). Their proxy access was limited to 1 director nominee by 1 shareholder, holding at least 5% (originally 9%) of common stock in the company for 5 years (December 1, 2014).

Shareholders recognized they, in all likelihood, would never meet such conditions. Companies that had previously acknowledged the importance of granting proxy access, grabbed on to the sham proxy access bylaw idea used by Whole Foods and rapidly began submitting similar, but less obvious, counter-proposals that would

reduce the likelihood of their use. That tidal wave led to the protest, the review, and subsequent Staff Legal Bulletin 14H (CF).

2016 No-Action Decisions

SEC Staff appears to be making a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied exclusions of proposals to amend the terms of previously adopted bylaws. See H&R Block (July 21, 2016) and most recently Microsoft (September 27, 2016).

Apple's Objections

The Company's letter focuses primarily on no-action letters granted to companies that adopted proxy access bylaws in direct response to shareholder proposals seeking to initiate that process. Their legal counsel appears to argue that once a company has adopted proxy access it should be free to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in future proposals. However, they cite no prior no-action letters on proxy access granted on such basis.

The circumstances and arguments of Apple are very similar to those of H&R Block and Microsoft, which were denied no-action relief as cited above.

I will focus on the three essential changes requested in the proposal below.

Maximum Number of Shareholder Nominees

The proposal seeks to ensure Apple's bylaws are amended to allow shareholders to nominate 25% of the directors then serving or 2, whichever is greater and to have their names appear in the Company's proxy materials. The Company argues there is little difference between that standard and the bylaws provision that such shareholders nominees shall not exceed 20% of directors. In fact, under the current number of directors the increase would "be limited to one additional director, it any."

> This small potential difference in the number of permitted shareholder nominees does not support a conclusion that the Company's proxy access bylaw is not meaningful, or would be made meaningful by adopting the proposed amendment.

Adding one potential director is one way to look at it. Another way is to acknowledge that one additional director would *double* the number potential proxy access candidates nominated by shareholders. One shareholder-nominated director could easily be frozen out of discussions, unable to get a second on any motion. A second shareholder-nominated director could make all the difference in the world.

4

Limit on Aggregation of Eligible Shareholders

The Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, is appropriate because most companies that have adopted proxy access bylaws have imposed similar limits. However, Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen a popular alternative.

No-action "relief" in this case is not predicated on whether or not companies can restrict shareholder-nominating groups to twenty members but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because removing the cap would have insubstantial consequences.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.

> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

The Company argues that three of its shareholders hold more than 3% of the Company's stock each and could meet the minimum ownership requirements. However, those shareholders have never even filed a shareholder proposal. They are highly unlikely to go through the trouble to nominate proxy access candidates. That would take much more effort and might compromise their ability to win contracts for administering retirement plans.

Is twenty dollars substantially the same as an unlimited number of dollars? Of course, it is not. Similarly, limiting the number of nominating shareholders is not substantially the same as allowing an unlimited number of shareholders to aggregate their shares.

The Company provides no substantive evidence that a standard limiting nominating

groups meets the essential purpose of the Proposal, which is to allow shareholders to combine in groups of unlimited number to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g).

Limitation on Re-nominations

The Company bylaws place restrictions on the re-nomination of shareholder nominees based on the percentage of total votes cast. The Proposal requests the removal of those restrictions. According to CII (Proxy Access: Best Practices, August 2015):

> CII believes that since resubmission requirements are not applicable to management's candidates, they should not apply to candidates suggested by shareowners.

When drafting the now vacated Rule 14a-11, the SEC considered, but rejected, imposing such restrictions. The SEC did not believe it was necessary or appropriate to include a limitation on the use of proxy access by nominating shareowners or groups that have previously used proxy access. The SEC also found that such a limitation would not facilitate shareowners' traditional state law rights and would add unnecessary complexity.

The Company provides no evidence that a standard limiting the re-nomination of shareholder nominees meets an essential purpose of the Proposal, which is to facilitate re-nomination of shareholder nominees without requiring them to meet specified voting thresholds.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. Apple's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

The no-action letters cited in the Company letter reference proposals seeking initial adoption of proxy access bylaws. In contrast, the 2016 Proposal seeks revisions to existing proxy access bylaws, similar to the no-action letters denied H&R Block and Microsoft.

Reasonable people can differ as to what constitutes substantial implementation of

proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2016 Proposal recommends changes in three substantive areas with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, Apple has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Apple may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

James McRitchie
Shareholder Advocate

cc: Gene D. Levoff, Associate General Counsel, Apple Inc. via jlevoff@apple.com
    John Chevedden

RESOLVED: Shareholders of Apple, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 8-member board, shareholder nominees are currently limited to nominating one. Any shareholder nominee elected under the current bylaws could be easily isolated.
2. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Ownership Requirements" for "Eligible Shareholders."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate participation by individuals and institutional investors in meeting the Ownership Requirements.
3. *No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in 2015, it contains troublesome provisions, as outlined above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of *all* the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess by more shareholders.

Increase shareholder value
Vote for Shareholder Proxy Access Amendments – Proposal [4*]



Rule 14a-8(i)(10)

October 7, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: Apple Inc.
              Shareholder Proposal of James McRitchie

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "*Company*"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "*Commission*") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), the Company omits the enclosed shareholder proposal (the "*Proposal*") and its accompanying supporting statement (the "*Supporting Statement*") submitted by James McRitchie (the "*Proponent*") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "*2017 Proxy Materials*").

Copies of the Proposal and the Supporting Statement, together with other correspondence relating to the Proposal, are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("*SLB No. 14D*"), this submission is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this submission also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the staff provide its response to this request to the undersigned via e-mail at the address noted in the last paragraph of this letter.

The Company intends to file its definitive 2017 Proxy Materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On December 21, 2015, the Company's board of directors (the "**Board**") adopted amendments to the Company's Amended and Restated Bylaws (the "**Bylaws**") to implement proxy access. The amendments are reflected primarily in Section 5.15 of the Bylaws, which permits a shareholder, or a group of up to 20 shareholders, owning at least three percent of the Company's outstanding shares of common stock continuously for at least three years to nominate and include in the Company's annual meeting proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the Bylaws. A copy of the Bylaws, as amended, is attached hereto as Exhibit B.

On September 1, 2016, the Company received from the Proponent, as an attachment to an e-mail, a letter submitting the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal seeks to amend Section 5.15 as follows (italics omitted):

> RESOLVED: Shareholders of Apple, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include essential elements for substantial implementation to better facilitate meaningful proxy access by more shareholders as follows:
>
> 1.   The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater. Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 8-member board, shareholder nominees are currently limited to nominating one. Any shareholder nominee elected under the current bylaws could be easily isolated.
>
> 2.   No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Ownership Requirements" for "Eligible Shareholders." Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate participation by individuals and institutional investors in meeting the Ownership Requirements.

3.   No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

The Supporting Statement states that, although the Company has already adopted a proxy access bylaw, the bylaw contains provisions that "impair the ability of shareholders to participate" in the nominating process and that the proposed amendments will "better ensure meaningful proxy assess [sic] by more shareholders."

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10) – The Company has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976, in discussing a predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (July 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. *See* Release No. 34-20091 (August 16, 1983) ("***1983 Release***"). Instead, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that the company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (March 29, 1999). The essential objective of a proposal seeking to expand shareholder rights may be achieved even if the Company's approach imposes restrictions or other requirements not contemplated by the proposal. *See, e.g., AGL Resources Inc.* (recon. March 5, 2015) (concurring in the exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the company adopted such a provision but limited it to persons who had held their shares for at least one year); *Hewlett-Packard Co.* (December 11, 2007) (concurring in the exclusion of a proposal to grant shareholders the power to call a special meeting where the company's bylaw allowed shareholders to call a special meeting unless the business to be proposed at the meeting recently had been, or soon would be, addressed at an annual meeting).

As evidenced by the length and complexity of the Commission's former proxy access rule and the many proxy access bylaws that have been adopted by public companies in recent years, proxy access raises complex legal and corporate governance issues. Implementing proxy access requires a balancing of the interests of shareholders who wish to nominate board candidates against the interests of the company and other shareholders in preventing potential abuse of the company's proxy materials to promote a narrow, self-interested agenda at the expense of, and to the possible detriment of, other shareholders. Balancing these and other competing concerns requires careful development and drafting of procedural requirements for making nominations, eligibility requirements for nominators and nominees, information delivery requirements to assure that the proxy statement enables shareholders to make informed voting decisions, and a host of other provisions designed to establish a fair and orderly procedure for nominations, assure the company's compliance with federal securities laws, state corporation laws and stock exchange listing standards, and minimize interpretive issues and the potential for disputes.

The essential objective of the Company's proxy access bylaw is to establish and maintain a useful and meaningful way for the Company's shareholders to nominate qualified individuals to serve as directors and to include those individuals in the Company's proxy materials. To achieve that objective in a way that appropriately balances competing interests and addresses the concerns discussed above, the Company adopted a proxy access bylaw that, while simple in concept, spans 11 of the 46 pages of the Bylaws. The Proponent has deemed three aspects of the proxy access bylaw to be "troublesome" and proposes to amend them to "better facilitate meaningful proxy access by more shareholders."

The Proponent does not suggest that the Company's proxy access bylaw does not provide a meaningful right of proxy access. Instead, the Proponent requests that the proxy access right be made even more meaningful. The Proposal's objective is consistent with that of the Company—to provide a meaningful right of proxy access to all shareholders. Because the Company has already provided a meaningful right of proxy access, albeit without the three provisions the Proposal urges the Company to adopt, the Company has already implemented the Proposal's essential objective. The Proposal would merely refine the proxy access bylaw at the margins, addressing issues that are secondary to the primary and essential elements of proxy access. Opening the door to allow shareholders to continually revisit the details of the Company's proxy access bylaw would run counter to the "substantial implementation" standard of Rule 14a-8(i)(10), which deems a proposal excludable if it "differ[s] from existing company policy in minor respects." See the 1983 Release.

Maximum Number of Shareholder Nominees. The Proposal requests that "the number of 'Shareholder Nominees' eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater." Section 5.15(i)(i) of the Bylaws provides that "the maximum number of Shareholder Nominees that may be included in the Corporation's proxy materials pursuant to this Section 5.15 shall not exceed twenty percent (20%) of the number of directors in office."

Although the Proposal would potentially increase the number of shareholder nominees permitted at any annual meeting of shareholders, that number would, practically speaking, be limited to one additional director, if any. The number of additional shareholder nominees the Proposal might

permit would depend on the number of directors comprising the full Board at the time of the annual meeting. So long as the Board is comprised of fewer than 24 directors, which would be triple the size of the current Board and would make the Company's board size the largest in the S&P 500, the maximum number of additional candidates a shareholder might be permitted to nominate, based on 25% of the Board rather than 20%, would be one. At certain board sizes (e.g., 10, 11 or 15 directors), the Proposal would not increase the number of permitted shareholder nominees at all. This small potential difference in the number of permitted shareholder nominees does not support a conclusion that the Company's proxy access bylaw is not meaningful, or would be made meaningful by adopting the proposed amendment. The staff has previously agreed that a proposal requesting adoption of a proxy access bylaw limiting the number of shareholder nominees to 25% of the full board is substantially implemented by adoption of a bylaw limiting the number of nominees to 20% of the full board. *See, e.g., General Dynamics Corp.* (February 12, 2016); *UnitedHealth Group Inc.* (February 12, 2016).

According to a recent review of 200 proxy access bylaws adopted since the 2015 proxy season (during the period from April 2015 to March 2016), nearly a quarter of companies that have recently adopted proxy access bylaws have included the same reasonable restriction limiting shareholder nominees to 20% of the number of directors in office. *See, Sullivan and Cromwell LLP, Proxy Access: Developments in Market Practice* (April 8, 2016) available at https://www.sullcrom.com/siteFiles/Publications/SC_Publication_Proxy_Access__Developments_in_Market_Practice.pdf ("***Trend Report***"). Moreover, a leading proxy advisory firm, Institutional Shareholder Services ("***ISS***"), has said that, in analyzing whether a company has adequately responded to a shareholder proposal seeking proxy access, it will examine restrictive provisions not included in a majority-supported shareholder proposal to assess whether such provisions "unnecessarily restrict the use of a proxy right." In that publication ISS also indicates that it does not consider a 20% cap on shareholder nominees to be an overly stringent material restriction (even if a majority-supported proxy access proposal did not include that limitation). *See Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions* (March 14, 2016) available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf ("***ISS's March Publication***").

Limit on Aggregation of Eligible Shareholders. Section 5.15(d)(i) of the Bylaws provides that, to satisfy the three percent minimum ownership requirement, a group of up to 20 shareholders may aggregate their holdings. The Proposal requests that the Bylaws be amended so that there is "[n]o limitation . . . on the number of shareholders that can aggregate their shares to achieve the 3% 'Ownership Requirements' for 'Eligible Shareholders.'" Section 5.15's 20-shareholder limit on the number of shareholders who may aggregate their holdings does not impair the usefulness of the Company's proxy access bylaw or make proxy access less meaningful. A 20-person limit provides all shareholders with ample opportunity to band together with a manageable number of other shareholders to meet the three percent ownership threshold. Any 20 shareholders who each own as little as 0.15% of the Company's outstanding common stock could combine to become a nominating shareholder group. Moreover, the Company has at least three shareholders who alone own more than three percent of the Company's outstanding common stock, and therefore any shareholder could meet the minimum ownership requirement by forming a group with any one of those shareholders.

The appropriateness of the 20-shareholder aggregation limit is demonstrated by the fact that substantially all companies that have adopted proxy access have imposed a limit on the number of shareholders who may aggregate their holdings to meet the minimum ownership requirement, and a substantial majority of those companies have imposed a limit of 20 shareholders. According to the Trend Report, 91% of proxy access bylaws adopted since the 2015 proxy season included a shareholder aggregation limit that was at least as restrictive as the Company's 20-shareholder limit. Additionally, ISS has stated that it does not consider a 20-shareholder limit to be an overly stringent material restriction. *See ISS's March Publication.*

The 20-shareholder limit serves the essential purpose of providing shareholders with a useful and meaningful proxy access right, while limiting the administrative burden that would be placed on the Company if a larger number of shareholders attempted to form a nominating group. The existing 20-shareholder limitation does not materially impair the ability of shareholders to utilize proxy access, and therefore elimination of the limitation is not necessary to provide shareholders with a meaningful proxy access right. The Company has, therefore, already achieved the essential objective of the proposed amendment. It would be contrary to the Commission's "substantial implementation" standard to allow an endless stream of proposals requesting variations in the size of the nominating group. The staff has previously concurred that a company may exclude a proxy access proposal as substantially implemented where the proposal specifically requests that there be no limit on aggregation but the company has adopted a 20-shareholder limit. *See, e.g., Cardinal Health, Inc.* (July 20, 2016); *NVR, Inc.* (recon. March 25, 2016); *Amazon.com, Inc.* (March 3, 2016); *Capital One Financial Corp.* (February 12, 2016); *Time Warner Inc.* (February 12, 2016).

Limitation on Re-nominations. The Proposal also requests that the Bylaws be amended so that "[n]o limitation . . . [is] imposed on the re-nomination of 'Shareholder Nominees' based on the number or percentage of votes received in any election." Section 5.15(i)(v) of the Bylaws provides that "[a]ny Shareholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but . . . does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares . . . will be ineligible to be a Shareholder Nominee . . . for the next two (2) annual meetings of shareholders."

The Bylaws' restriction on re-nominations is consistent with the essential objective of providing for useful and meaningful proxy access to shareholders. The limitation does not impose a substantive qualification requirement on nominees, but merely provides that, once a qualifying nominee has served as a director candidate and has failed to receive a minimum level of support from shareholders, neither the Company nor its shareholders will be required to incur the time and expense of considering the candidate again for the next two years. The shareholder who nominated the candidate is still free to utilize proxy access in the interim by nominating another qualifying nominee. The provision does not, therefore, prevent proxy access from being usable and meaningful. The staff has previously concurred in the exclusion of proxy access proposals requesting that no restrictions be placed on re-nominations where the company has adopted proxy access providing for reasonable restrictions on re-nominations. *See, e.g., Amazon.com, Inc.* (March 3, 2016); *The Wendy's Co.* (March 2, 2016); *Dun & Bradstreet Corp.* (February 12, 2016).

The vast majority of other companies (82%) that have recently adopted proxy access policies include a similar restriction to ensure that they and their shareholders do not need to repeatedly consider shareholder nominees who do not receive a minimum level of support and to allow for other shareholder nominees to be considered by shareholders. *See Trend Report.*

<center>*   *   *</center>

As the Commission determined long ago, it is not necessary that a proposal be implemented in full or precisely as presented in order to be deemed "substantially implemented." *See 1983 Release.* Given the complexity of the proxy access issue and the varied considerations, it is not surprising that reasonable people disagree on some of the finer details in how best to achieve their common goal. The Board adopted the Company's proxy access bylaw, including the provisions the Proponent deems "troublesome," in furtherance of the essential objective common to the Company and the Proponent. Although the Board did not design a bylaw that exactly matches the Proposal, the Company's bylaw does substantially implement the Proposal's essential objective of ensuring that the Company's shareholders benefit from a useful and meaningful proxy access bylaw.

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: John Chevedden

Exhibit A

Copy of the Proposal and Supporting Statement and Related Correspondence

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. D. Bruce Sewell
Corporate Secretary
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457

Dear Mr. Sewell,

I am delighted to own shares in Apple, Inc. However, I believe the Board should take this opportunity to improve its corporate governance now, rather than waiting for the next crisis.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent regarding this Rule 14a-8 proposal, negotiations and/or modification, and presentation of it for the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify me exclusively as the lead filer of the proposal and Harrington Investments, Inc. as a co-filer.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie   August 31, 2016
_____   _____
James McRitchie   Date

cc: Gene Levoff <glevoff@apple.com>
Vice President of Corporate Law and Corporate Governance
shareholderproposal@apple.com

RESOLVED: Shareholders of Apple, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 8-member board, shareholder nominees are currently limited to nominating one. Any shareholder nominee elected under the current bylaws could be easily isolated.

2. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Ownership Requirements" for "Eligible Shareholders."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate participation by individuals and institutional investors in meeting the Ownership Requirements.

3. *No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in 2015, it contains troublesome provisions, as outlined above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of *all* the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess by more shareholders.

Increase shareholder value
Vote for Shareholder Proxy Access Amendments – Proposal [4*]

James McRitchie,   *** FISMA & OMB Memorandum M-07-16 ***   sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***



09/01/2016

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

AAPL

Post-it® Fax Note 7671 | Date 9-2-16 | # of pages ▶

To Bruce Sewell	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 408-974-2483	Fax #

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of the date of this letter, James McRitchie held, and has held continuously for at least thirteen months, over 600 shares of Apple, Inc. (AAPL) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

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Exhibit B

Amended and Restated Bylaws

Exhibit 3.2

AMENDED AND RESTATED BYLAWS

OF

APPLE INC.

(as of December 21, 2015)

APPLE INC.

AMENDED AND RESTATED BYLAWS

ARTICLE I

CORPORATE OFFICES

1.1   *Principal Office*

The Board of Directors shall fix the location of the principal executive office of Apple Inc. (the "Corporation") at any place within or outside the State of California. If the principal executive office is located outside California and the Corporation has one or more business offices in California, then the Board of Directors shall fix and designate a principal business office in California.

1.2   *Other Offices*

The Board of Directors may at any time establish branch or subordinate offices at any place or places.

ARTICLE II

DIRECTORS

2.1   *Powers*

Subject to the provisions of the California General Corporation Law (the "Code"), any limitations in the Amended and Restated Articles of Incorporation of the Corporation (the "Articles of Incorporation") and these Amended and Restated Bylaws (these "Bylaws") relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the direction of the Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the Corporation to a management company or other person provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors.

2.2 Number

The number of directors of the Corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be eight (8) until changed within the limits specified above, by a bylaw amending this Section 2.2, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by amendment to these Bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than sixteen and two-thirds percent (16-2/3%) of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number of directors minus one (1).

2.3 Compensation

Directors and members of committees may receive such compensation, if any, for their services, and may be reimbursed for expenses, as fixed or determined by resolution of the Board of Directors. This Section 2.3 shall not be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation for those services.

2.4 Election and Term of Office

Each director shall be elected to serve until the annual meeting of shareholders held in the following fiscal year and until his or her successor shall have been duly elected and qualified. Notwithstanding the foregoing, the term of any incumbent director who fails to be elected by "approval of the shareholders" as defined in Section 153 of the Code in an "Uncontested Election" (as such term is defined below) and who has not earlier resigned will end on the date that is the earlier of: (a) ninety (90) days after the date on which the voting results are determined pursuant to Section 707 of the Code; or (b) the date on which the Board of Directors selects a person to fill the office held by that director in accordance with the procedures set forth in Section 2.5. For purposes of these Bylaws, an "Uncontested Election" means an election of directors in which, at the expiration of the later of the time fixed for nomination of director candidates pursuant to (i) Section 5.14 regarding advance notice and (ii) Section 5.15 regarding proxy access, the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

2.5 Vacancies and Resignations

(a)   A vacancy or vacancies on the Board of Directors shall be deemed to exist (i) in the event of the death, resignation or removal of any director, (ii) if the authorized number of directors is increased, (iii) if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be elected at that meeting, (iv) if the Board of Directors declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or (v) at the end of the term of an incumbent director who fails to be elected by approval of the shareholders as set forth in Section 2.4.

(b)   Except for a vacancy caused by the removal of a director as provided in Section 2.7, a vacancy may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director. Vacancies created by the removal of a director shall be filled only by the affirmative vote of shares holding a majority of the voting power represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the voting power required to constitute a quorum), or by the unanimous written consent of all shares entitled to vote thereon.

(c)   The shareholders may elect a director at any time to fill a vacancy or vacancies not filled by the directors, but any such election by written consent, other than to fill a vacancy created by removal, shall require the consent of shares holding a majority of the voting power that are entitled to vote thereon. A director may not be elected by written consent to fill a vacancy created by removal except by unanimous consent of all shares entitled to vote for the election of directors.

(d)   Any director may resign effective upon giving written notice to the General Counsel and Secretary of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective. A reduction of the authorized number of directors shall not remove any director prior to the expiration of such director's term of office.

3

2.6 Chairman of the Board and Lead Directors

The Corporation may have at the discretion of the Board of Directors, a Chairman of the Board of Directors and/or one or more Lead Directors. The Chairman of the Board of Directors, if there is one, or a Lead Director, shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and shall be subject to such other duties as the Board of Directors may from time to time prescribe or as may be prescribed by these Bylaws. If there is more than one Lead Director, the Board of Directors may prescribe different responsibilities to each Lead Director.

2.7 Removal

The entire Board of Directors or any individual director may be removed without cause from office by an affirmative vote of a majority of the outstanding shares entitled to vote; provided that, unless the entire Board of Directors is removed, no director shall be removed when the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively (without regard to whether such shares may be voted cumulatively) at an election at which the same total number of votes were cast, or, if such action is taken by written consent, all shares entitled to vote were voted, and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or at a subsequent meeting. If at any time a class or series of shares is entitled to elect one or more directors under authority granted by the Articles of Incorporation, the provisions of this Section 2.7 shall apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

ARTICLE III

OFFICERS

3.1 Officers

The officers of the Corporation shall be a Chief Executive Officer or a President or both, a Secretary and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries and one or more Assistant Treasurers and such officers as may be appointed in accordance with the provisions of Section 3.3. Any number of offices may be held by the same person.

3.2   Appointment of Officers

The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3.3, shall be chosen by the Board of Directors and serve at the pleasure of the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

3.3   Subordinate Officers

The Board of Directors may appoint, or may empower the Chairman of the Board of Directors, the Chief Executive Officer or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors or such delegatee may from time to time determine.

3.4   Term of Office and Compensation

The term of office and salary of each of said officers and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors and may be altered by the Board of Directors from time to time at its pleasure, subject to the rights, if any, of an officer under any contract of employment.

3.5   Removal or Resignation

(a)   Subject to the rights, if any, of an officer under any contract of employment, all officers serve at the pleasure of the Board of Directors and any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting of the Board of Directors, or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

(b)   Any officer may resign at any time upon written notice to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice, and, unless otherwise necessary to make it effective, the acceptance of the resignation shall not be necessary to make it effective.

3.6   Vacancies

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by these Bylaws for regular appointments to that office.

3.7   Chief Executive Officer

The powers and duties of the Chief Executive Officer are:

(a)   To act as the general manager and chief executive officer of the Corporation and, subject to the direction of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation.

(b)   To preside at all meetings of the shareholders and, in the absence of the Chairman of the Board of Directors and a Lead Director or if there is no Chairman of the Board of Directors or Lead Director, at all meetings of the Board of Directors.

(c)   To call meetings of the shareholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper.

(d)   To affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

3.8 President

The powers and duties of the President are:

(a) To act as the general manager of the Corporation and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation.

(b) To preside at all meetings of the shareholders and, in the absence of the Chairman of the Board of Directors, a Lead Director and the Chief Executive Officer or if there be no Chairman of the Board of Directors, Lead Director or Chief Executive Officer, at all meetings of the Board of Directors.

(c) To affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the President, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

3.9 President Pro Tem

If none of the Chairman of the Board of Directors, any Lead Director, the Chief Executive Officer, the President, or any Vice President is present at any meeting of the Board of Directors, a President pro tem may be chosen by the Board of Directors to preside and act at that meeting. If none of the Chief Executive Officer, the President or any Vice President is present at any meeting of the shareholders, a President pro tem may be chosen to preside at such meeting.

3.10 Vice President

The titles, powers and duties of the Vice President or Vice Presidents shall be prescribed by the Board of Directors. In case of the absence, disability or death of the Chief Executive Officer, the President, the Vice President, or one of the Vice Presidents, shall exercise all of his or her powers and perform all of his or her duties. If there is more than one Vice President, the order in which the Vice Presidents shall succeed to the powers and duties of the Chief Executive Officer or the President shall be as fixed by the Board of Directors.

3.11 *Secretary*

The powers and duties of the Secretary are:

(a)   To keep a book of minutes at the principal executive office of the Corporation, or such other place as the Board of Directors may order, of all meetings of its directors and shareholders with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

(b)   To keep the seal of the Corporation and to affix the same to all instruments which may require it.

(c)   To keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the shareholders of the Corporation, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder, the number and date of any certificates issued for shares, appropriate records with respect to uncertificated shares issued, the number and date of cancellation of every certificate surrendered for cancellation and the number and date of every replacement certificate or the appropriate records for uncertificated shares issued for surrendered, lost, stolen or destroyed certificates.

(d) To keep a supply of certificates for shares of the Corporation, to fill in and sign all certificates issued or prepare the initial transaction statement or written statements for uncertificated shares, and to make a proper record of each such issuance; provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents.

(e)   To transfer upon the share books of the Corporation or in accordance with a direct registration program as provided in Section 7.4 (b) any and all shares of the Corporation; provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents, and the method of transfer of each share shall be subject to the reasonable regulations of the transfer agent to which the shares are presented for transfer and, also, if the Corporation then has one or more duly appointed and acting registrars, subject to the reasonable regulations of the registrar to which a new certificate or a new issuance of shares is presented for registration; and provided, further, that no shares shall be issued, recorded or delivered or, if issued, recorded or delivered, shall have any validity whatsoever until and unless it has been signed or authenticated, as applicable, in the manner provided in Section 7.4.

(f)   To make service and publication of all notices that may be necessary or proper and without command or direction from anyone. In case of the absence, disability, refusal or neglect of the Secretary to make service or publication of any notices, then such notices may be served and/or published by the Chief Executive Officer, the President or a Vice President, or by any person thereunto authorized by either of them or by the Board of Directors or by the holders of a majority of the outstanding shares of the Corporation.

(g)   Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors or these Bylaws.

3.12   Chief Financial Officer

The powers and duties of the Chief Financial Officer are:

(a)   To supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b)   To have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board of Directors.

(c)   To receive or cause to be received, and to give or cause to be given, receipts and acquittances for moneys paid in for the account of the Corporation.

(d)   To disburse, or cause to be disbursed, all funds of the Corporation as may be directed by the Chief Executive Officer, the President or the Board of Directors, taking proper vouchers for such disbursements.

(e)   To render to the Chief Executive Officer, the President or to the Board of Directors, whenever either may require, accounts of all transactions as Chief Financial Officer and of the financial condition of the Corporation.

(f)   Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors or these Bylaws.

3.13   *Divisional and Other Officers Appointed by the Chief Executive Officer*

(a)   The Chief Executive Officer of the Corporation shall have the power, in the exercise of his or her discretion, to appoint additional persons to hold positions and titles such as vice president of a division of the Corporation or president of a division of the Corporation, or similar such titles, as the business of the Corporation may require, subject to paragraph (b) of this Section 3.13 and subject to such limits in appointment power as the Board of Directors may determine. The Board of Directors shall be advised of any such appointment at a meeting of the Board of Directors, and the appointment shall be noted in the minutes of the meeting. The minutes shall clearly state that such persons are non-corporate officers appointed pursuant to this Section 3.13.

(b)   Each such appointee shall have such title, shall serve in such capacity and shall have such authority and perform such duties as the Chief Executive Officer shall determine. Appointees may hold titles such as "president" of a division or other group within the Corporation, or "vice president" of a division or other group within the Corporation. However, any such appointee, absent specific election by the Board of Directors as an elected corporate officer, (i) shall not be considered an officer elected by the Board of Directors pursuant to this Article III and shall not have the executive powers or authority of corporate officers elected pursuant to this Article III, (ii) shall not be considered (1) an "officer" of the Corporation for the purposes of Rule 3b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or an "executive officer" of the Corporation for the purposes of Rule 3b-7 promulgated under the Exchange Act, and similarly shall not be considered an "officer" of the Corporation for the purposes of Rule 16a-1(f) promulgated under the Exchange Act or an "executive officer" of the Corporation for the purposes of Section 14 of the Exchange Act or (2) a "corporate officer" for the purposes of Section 312 of the Code, except in any such case as otherwise required by law, and (iii) shall be empowered to represent himself or herself to third parties as a divisional or group vice president or other title permitted by this paragraph (b), as applicable, only, and shall be empowered to execute documents, bind the Corporation or otherwise act on behalf of the Corporation only as authorized by the Chief Executive Officer or the President or by resolution of the Board of Directors.

(c)   An elected officer of the Corporation may also serve as a divisional officer hereunder.

ARTICLE IV

COMMITTEES

4.1   *Committees of the Board of Directors*

The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one (1) or more committees, each consisting of two (2) or more directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of directors. Any such committee shall have authority to act in a manner and to the extent provided in the resolution of the Board of Directors and may have all the authority of the Board of Directors, except with respect to:

(a)   the approval of any action which, under the Code, also requires shareholders' approval or approval of the outstanding shares;

(b)   the filling of vacancies on the Board of Directors or in any committee;

(c)   the fixing of compensation of any director or directors for serving on the Board of Directors or on any committee;

(d)   the amendment or repeal of these Bylaws or the adoption of new bylaws;

(e)   the amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

(f)   a distribution to the shareholders of the Corporation, except at a rate, in a periodic amount or within a price range set forth in the Articles of Incorporation or determined by the Board of Directors; and

(g)   the appointment or designation of any other committee of the Board of Directors or the members thereof.

ARTICLE V

MEETINGS OF SHAREHOLDERS

5.1   *Place of Meetings*

(a)   Meetings (whether regular, special or adjourned) of the shareholders of the Corporation shall be held at the principal executive office for the transaction of business of the Corporation, or at any place within or without the State which may be designated by written consent of all the shareholders entitled to vote thereat, or which may be designated by resolution of the Board of Directors. Any meeting shall be valid wherever held if held by the written consent of all the shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary.

(b)   A meeting of the shareholders may be conducted in whole or in part, by electronic transmission by and to the Corporation or by electronic video screen communication if:

(i) the Corporation implements reasonable measures to provide shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders; and

(ii) the Corporation maintains a record of the vote or action and any shareholder votes or other shareholder action is taken at the meeting by means of electronic transmission to the Corporation or electronic video screen communication.

Any request by the Corporation to a shareholder under Section 20(b) of the Code for consent to conduct a meeting of shareholders by electronic transmission must include a notice that absent consent of the shareholder, the meeting will be held at a physical location.

5.2 *Annual Meetings*

An annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors. The annual meeting shall be held for the purpose of electing directors and for making reports of the affairs of the Corporation. Any other business properly brought before the meeting may be transacted at the annual meeting of shareholders.

5.3 *Special Meetings*

Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by any two (2) or more members of the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President or by one or more holders of shares entitled to cast not less than ten percent (10%) of the votes on the record date established pursuant to Section 5.9. Upon request in writing sent by registered mail to the Chief Executive Officer, President, Vice President or Secretary, or delivered to any such officer in person, by any person or persons entitled to call a special meeting of shareholders (such request, if sent by a shareholder or shareholders, to include the information required by Section 5.14), it shall be the duty of such officer, subject to the immediately succeeding sentence, to cause notice to be given to the shareholders entitled to vote that a meeting has been requested by the person or persons calling the meeting, the date of which meeting, which shall be set by such officer, to be not less than thirty-five (35) days nor more than sixty (60) days after such request or, if applicable, determination of the validity of such request pursuant to the immediately succeeding sentence. Within seven (7) days after receiving such a written request from a shareholder or shareholders of the Corporation, the Board of Directors shall determine whether shareholders owning not less than ten percent (10%) of the shares as of the record date established pursuant to Section 5.9 for such request support the call of a special meeting and notify the requesting party or parties of its finding. Nothing contained in this Section 5.3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the Board of Directors may be held.

5.4 Notice of Meetings

Notice of any meeting of shareholders shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat by the Secretary or an Assistant Secretary, or other person charged with that duty, or if there is no such officer or person, or in case of his or her neglect or refusal, by any director or shareholder. The notice shall state the place, date and hour of the meeting and (a) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (b) in the case of the annual meeting, those matters which the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting for such action except as otherwise provided by Section 601(f) of the Code. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented for election. If the meeting is to be held in whole or in part by electronic transmission, the notice shall state the means of electronic transmission by and to the Corporation or electronic video screen communication, if any, by which shareholders may participate in the meeting.

5.5 Manner of Giving Notice; Affidavit of Notice

Written notice shall be given by the Corporation to any shareholder, either (a) personally or (b) by mail or other means of written communication (including electronic transmission by the Corporation), charges prepaid, addressed to such shareholder at such shareholder's physical or electronic address appearing on the books of the Corporation or given by such shareholder to the Corporation for the purpose of notice. If a shareholder gives no address or no such address appears on the books of the Corporation, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the principal executive office of the Corporation is located, or if published at least once in a newspaper of general circulation in the county in which such office is located. The notice shall be deemed to have been given at the time when delivered personally or deposited in the United States mail, postage prepaid, or sent by other means of written communication and addressed as hereinbefore provided. An affidavit of delivery or mailing, or other authorized means of transmitting, of any notice in accordance with the provisions of this Section 5.5, executed by the Secretary, any Assistant Secretary or any transfer agent, shall be prima facie evidence of the giving of the notice. If any notice addressed to the shareholder at the address of such shareholder appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at such address, all future notices shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one (1) year from the date of the giving of the notice to all other shareholders. Notice shall not be given by electronic transmission by the Corporation after either one of the following: (i) the Corporation is unable to deliver two (2) consecutive notices to the shareholder by that means or (ii) the inability to so deliver such notices to the shareholder becomes known to the Secretary, any Assistant Secretary, the transfer agent, or other person responsible for the giving of the notice.

5.6 Consent to Shareholders' Meetings

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as to approval of contracts between the Corporation and any of its directors, amendment of the Articles of Incorporation, reorganization of the Corporation or winding up the affairs of the Corporation.

5.7 Quorum

The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. Shares shall not be counted to make up a quorum for a meeting if voting of such shares at the meeting has been enjoined or if for any reason they cannot be lawfully voted at the meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

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5.8 Adjourned Meetings

Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but, except as provided in Section 5.7, in the absence of a quorum, no other business may be transacted at such meeting. When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if its time and place (or the means of electronic transmission by and to the Corporation or electronic video screen communication, if any, by which the shareholders may participate) are announced at the meeting at which the adjournment is taken. When a meeting is adjourned for more than forty-five (45) days or if after adjournment a new record date is fixed for the adjourned meeting, a notice of the time and place of the adjourned meeting shall be given to each shareholder of record entitled to vote at a meeting. At any adjourned meeting the shareholders may transact any business which might have been properly transacted at the original meeting.

5.9 Record Date for Shareholder Notice; Voting; Giving Consents

(a)   In order that the Corporation may determine the shareholders entitled to notice of any meeting or to vote, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days before any other action. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, a meeting of shareholders, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the Articles of Incorporation or the Code. In the absence of any contrary provision in the Articles of Incorporation or in any applicable statute relating to the election of directors or to other particular matters, each such person shall be entitled to one (1) vote for each share.

(b)   A determination of the shareholders of record entitled to notice of, and to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

(c)   If the Board of Directors does not so fix a record date:

(i) the record date for determining the shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; and

(ii) the record date for determining the shareholders entitled to give consent to a corporate action in writing without a meeting (1) when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given, or (2) when prior action by the Board of Directors has been taken, shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

5.10   Action by Written Consent

(a)   Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   If the consents of all shareholders entitled to vote have not been solicited in writing, the Secretary shall give prompt notice of any corporate action approved by the shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing. Such notice shall be given in the manner specified in Section 5.5 and applicable law.

(c)   In the case of approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Code, (ii) an amendment of the Articles of Incorporation, pursuant to Section 902 of the Code, (iii) a reorganization of the Corporation, pursuant to Section 1201 of the Code, (iv) a voluntary dissolution of the Corporation, pursuant to Section 1900 of the Code or (v) a distribution in dissolution other than in accordance with the rights of any outstanding preferred shares, pursuant to Section 2007 of the Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval, unless the consents of all shareholders entitled to vote have been solicited in writing.

(d)   Any shareholder giving a written consent, or the shareholder's proxy holder, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary.

(e)   Notwithstanding anything to the contrary, directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors; provided that the shareholders may elect a director to fill a vacancy not filled by the Board of Directors, other than a vacancy created by removal, by the written consent of a majority of the outstanding shares entitled to vote.

5.11   *Election of Directors*

"Approval of the shareholders" (as defined in Section 153 of the Code) is required to elect a director in any Uncontested Election of directors. In any other election of directors by the shareholders, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected; votes against the directors and votes withheld with respect to the election of the directors shall have no legal effect. Elections of directors need not be by ballot except upon demand made by a shareholder at the meeting and before the voting begins.

5.12   Proxies

(a)   Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or such person's duly authorized agent and filed with the Secretary. No proxy shall be valid (i) after revocation thereof, unless the proxy is specifically made irrevocable and otherwise conforms to this Section 5.12 and applicable law, or (ii) after the expiration of eleven (11) months from the date thereof, unless the person executing it specifies therein the length of time for which such proxy is to continue in force. Revocation may be effected by a writing delivered to the Secretary stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, a written notice of such death or incapacity is received by the Corporation.

(b)   A proxy which states that it is irrevocable is irrevocable for the period specified therein when it is held by any of the following or a nominee of any of the following: (i) a pledgee, (ii) a person who has purchased or agreed to purchase or holds an option to purchase the shares or a person who has sold a portion of such person's shares in the Corporation to the maker of the proxy, (iii) a creditor or creditors of the Corporation or the shareholder who extended or continued credit to the Corporation or the shareholder in consideration of the proxy if the proxy states that it was given in consideration of such extension or continuation of credit and the name of the person extending or continuing the credit, (iv) a person who has contracted to perform services as an employee of the Corporation, if a proxy is required by the contract of employment and if the proxy states that it was given in consideration of such contract of employment, the name of the employee and the period of employment contracted for, or (v) a person designated by or under a close corporation shareholder agreement or a voting trust agreement. In addition, a proxy may be made irrevocable if it is given to secure the performance of a duty or to protect a title, either legal or equitable, until the happening of events which, by its terms, discharge the obligation secured by it.

(c)   Notwithstanding the period of irrevocability specified, the proxy becomes revocable when the pledge is redeemed, the option or agreement to purchase is terminated or the seller no longer owns any shares of the Corporation or dies, the debt of the Corporation or the shareholder is paid, the period of employment provided for in the contract of employment has terminated or the close corporation shareholder agreement or the voting trust agreement has terminated. In addition, a proxy may be revoked, notwithstanding a provision making it irrevocable, by a purchaser of shares without knowledge of the existence of the provision unless the existence of the proxy and its irrevocability appears on the certificate representing such shares or, in the case of uncertificated shares, on the initial transaction statement and written statements.

(d)   Every form of proxy or written consent, which provides an opportunity to specify approval or disapproval with respect to any proposal, shall also contain an appropriate space marked "abstain," whereby a shareholder may indicate a desire to abstain from voting his or her shares on the proposal. A proxy marked "abstain" by the shareholder with respect to a particular proposal shall not be voted either for or against such proposal. In any election of directors, any form of proxy in which the directors to be voted upon are named therein as candidates and which is marked by a shareholder "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted either for or against the election of a director.

5.13   Inspectors of Elections

Before any meeting of shareholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the Chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy. These inspectors shall:

(a)   determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b)   receive votes, ballots, or consents;

(c)   hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)   count and tabulate all votes or consents;

(e)   determine when the polls shall close;

(f)   determine the result; and

(g)   do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

5.14   Advance Notice of Shareholder Business and Nominations

(a)   Annual Meetings of Shareholders.

(i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (1) pursuant to the Corporation's notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Directors or any duly authorized committee thereof, (3) by any shareholder of the Corporation who was a shareholder of record of the Corporation at the time the notice provided for in this Section 5.14 is delivered to the Secretary, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 5.14, or (4) by one or more Eligible Shareholders (as such term is defined below) pursuant to and in accordance with Section 5.15.

(ii) For nominations (other than a nomination for director pursuant to <u>Section 5.15</u>) or other business to be properly brought before an annual meeting of shareholders by a shareholder, the shareholder must have given timely notice thereof in proper written form to the Secretary and any such proposed business must constitute a proper matter for shareholder action under the Code. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting nor later than the close of business on the ninetieth (90th) day of such anniversary date (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above. To be in proper written form, a shareholder's notice to the Secretary (whether pursuant to this <u>Section 5.14(a)(ii)</u> or <u>Section 5.14(b)</u> and other than a nomination for director pursuant to <u>Section 5.15</u>) must set forth:

(1) as to each person, if any, whom the shareholder proposes to nominate for election as a director (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act and (B) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2) if the notice relates to any business (other than the nomination of persons for election as directors) that the shareholder proposes to bring before the meeting, (A) a brief description of the business desired to be brought before the meeting, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (C) the reasons for conducting such business at the meeting, and (D) any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3)   as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially and of record by such shareholder and by such beneficial owner, (C) any derivative positions with respect to shares of capital stock of the Corporation held or beneficially held by or on behalf of such shareholder and by or on behalf of such beneficial owner, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to the shares of capital stock of the Corporation by or on behalf of such shareholder and by or on behalf of such beneficial owner, and the extent to which any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such shareholder and such beneficial owner with respect to shares of capital stock of the Corporation, (D) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (E) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (aa) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee or (bb) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine (x) the eligibility of such proposed nominee to serve as a director of the Corporation, and (y) whether such nominee qualifies as an "independent director" or "audit committee financial expert" for purposes of membership of the Board of Directors or any committee thereof under applicable law, the rules of the principal U.S. exchange upon which the shares of the Corporation are listed, or any publicly-disclosed corporate governance guidelines or committee charter of the Corporation.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 5.14 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 5.14 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)   Special Meetings of Shareholders.

Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or any duly authorized committee thereof or (ii) provided that the Board of Directors or any duly authorized committee thereof has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 5.14 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth in this Section 5.14. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder's notice in the same form as required by paragraph (a)(ii) of this Section 5.14 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 5.14 (in the case of an annual or special meeting) or in Section 5.15 (in the case of an annual meeting only) shall be eligible to be elected at an annual or special meeting of shareholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5.14. Except as otherwise provided by law or in these Bylaws, the Chairman of the meeting shall have the power and duty (1) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 5.14, and (2) if any proposed nomination or business was not made or proposed in compliance with this Section 5.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 5.14, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be considered, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 5.14, to be considered a qualified representative of the shareholder, a person must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders.

(ii) For purposes of this Section 5.14 and Section 5.15, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the "SEC") pursuant to Section 13, 14, or 15(d) of the Exchange Act.

(iii) Nothing in this Section 5.14 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor thereto) promulgated under the Exchange Act (and any proposal included in the Corporation's proxy statement pursuant to such Rule shall not be subject to any of the advance notice requirements in this Section 5.14).

5.15   Proxy Access for Director Nominations

(a)   Subject to the terms and conditions of these Bylaws, the Corporation shall include in its proxy materials for an annual meeting of shareholders the name and other Required Information of any Shareholder Nominee nominated for election or reelection to the Board of Directors at such annual meeting of shareholders in accordance with this Section 5.15. Capitalized terms used in this Section 5.15 shall have the meanings indicated in this Section 5.15. This Section 5.15 shall be the exclusive method for shareholders to require that the Corporation include nominees for election as a director in the Corporation's proxy materials.

(b)   Definitions.

(i) "Shareholder Nominee" means any nominee for election or reelection to the Board of Directors who satisfies the eligibility requirements in this Section 5.15, and who is identified in a timely and proper Shareholder Notice.

(ii) "Shareholder Notice" means a notice that (1) complies with the requirements of this Section 5.15 and (2) is given by or on behalf of an Eligible Shareholder.

(iii) "Eligible Shareholder" means one or more shareholders or beneficial owners of shares of the Corporation that (1) expressly elect at the time of the delivery of the Shareholder Notice pursuant to this Section 5.15 to have one or more Shareholder Nominees included in the Corporation's proxy materials, (2) Own and have Owned (as defined in Section 5.15(c) below) continuously for at least three (3) years, as of the date of the Shareholder Notice, a number of shares of the Corporation that represents at least three percent (3%) of the outstanding shares entitled to vote as of the date of the Shareholder Notice (the "Required Shares"), and (3) satisfy such additional requirements as are set forth in these Bylaws, including Section 5.15(d) below. No shares may be attributed to more than one (1) group constituting an Eligible Shareholder (and no shareholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one (1) group constituting an Eligible Shareholder) under this Section 5.15.

(iv) "Required Information" means (1) the information set forth in the Schedule 14N provided with the Shareholder Notice concerning each Shareholder Nominee and the Eligible Shareholder that the Corporation determines is required to be disclosed in the Corporation's proxy materials by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and (2) if the Eligible Shareholder so elects, a written statement (the "Statement") of the Eligible Shareholder, not to exceed 500 words, in support of each Shareholder Nominee, which must be provided at the same time as the Shareholder Notice for inclusion in the Corporation's proxy materials for the annual meeting of shareholders.

(c) Ownership Requirements.

(i) A shareholder or beneficial owner shall be deemed to "Own" only those outstanding shares of the Corporation as to which such person possesses both (1) the full voting and investment rights pertaining to the shares, and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (A) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (B) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (C) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (aa) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (bb) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. The terms "Owned," "Owning," "Ownership" and other variations of the word "Own," when used with respect to a shareholder or beneficial owner in this Section 5.15, shall have correlative meanings.

(ii) A shareholder or beneficial owner shall be deemed to "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, written consent, or other instrument or arrangement pursuant to Section 5.12.

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(iii) A shareholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares; provided that the person has the power to recall such loaned shares on no more than five (5) business days' notice, the person recalls the loaned shares within five (5) business days of being notified that its Shareholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting of shareholders, and the person holds the recalled shares through such annual meeting of shareholders.

(d)   Eligible Shareholders.

For purposes of determining qualification as an Eligible Shareholder:

(i) the outstanding shares Owned by one or more shareholders and beneficial owners that each shareholder and/or beneficial owner has Owned continuously for at least three (3) years as of the date of the Shareholder Notice may be aggregated; provided that the number of shareholders and beneficial owners whose Ownership of shares is aggregated for such purpose shall not exceed twenty (20) and that any and all requirements and obligations for an Eligible Shareholder set forth in this Section 5.15 are satisfied by each such shareholder and beneficial owner (except as noted with respect to aggregation) or as otherwise provided in this Section 5.15; and

(ii) two (2) or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner.

(e)   Shareholder Notice Requirements.

The Shareholder Notice shall include:

(i) the written consent of each Shareholder Nominee to being named in the Corporation's proxy materials as a nominee and to serving as a director if elected;

(ii) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under Exchange Act Rule 14a-18;

(iii) the details of any relationship that existed within the past three (3) years and that would have been described pursuant to Item 6(e) of Schedule 14N if it existed on the date of submission of the Schedule 14N;

(iv) the written agreement of the Eligible Shareholder (in the case of a group, each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the Corporation, setting forth the following:

(1)   the number of shares it Owns and has Owned continuously for at least three (3) years as of the date of the Shareholder Notice and agreeing to continue to Own such shares through the annual meeting of shareholders;

(2)   the Eligible Shareholder's agreement to provide (A) the information specified under Section 5.14(a)(ii), and (B) within five (5) business days of the record date for the annual meeting of shareholders, written statements from the record holder and intermediaries as required under Section 5.15(g) verifying the Eligible Shareholder's continuous Ownership of the Required Shares, in each case through and as of the record date;

(3)   the Eligible Shareholder's representation and warranty that the Eligible Shareholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting of shareholders any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 5.15, (C) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting of shareholders other than its Shareholder Nominee or a nominee of the Board of Directors, and (D) will not distribute any form of proxy for the annual meeting of shareholders other than the form distributed by the Corporation;

(4)   the Eligible Shareholder's agreement to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (B) indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorney's fees) in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 5.15, (C) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting of shareholders, (D) file all materials described below in Section 5.15(g)(i)(3) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (E) provide to the Corporation prior to the annual meeting of shareholders such additional information as necessary or reasonably requested by the Corporation;

(5)   in the case of a nomination by a group of shareholders or beneficial owners that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(6)   the Eligible Shareholder's agreement to immediately notify the Corporation if the Eligible Shareholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of shareholders.

(f)   Delivery of Shareholder Notice.

To be timely under this Section 5.15, the Shareholder Notice must be delivered by a shareholder to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred fiftieth (150th) day prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first sent to shareholders in connection with the preceding year's annual meeting of shareholders nor later than the close of business on the one hundred twentieth (120th) day prior to such anniversary date; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the first anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely the Shareholder Notice must be so delivered not earlier than the close of business on the one hundred fiftieth (150th) day prior to such annual meeting and not later than the close of business on the later of the one hundred twentieth (120th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders commence a new time period (or extend any time period) for the giving of a Shareholder Notice.

(g) Agreements of the Eligible Shareholder.

(i) An Eligible Shareholder shall:

(1)   within five (5) business days after the date of the Shareholder Notice, provide one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously, in compliance with this Section 5.15;

(2)   include in the Schedule 14N filed with the SEC a statement certifying that the Eligible Shareholder Owns and has Owned the Required Shares in compliance with this Section 5.15;

(3)   file with the SEC any solicitation or other communication by or on behalf of the Eligible Shareholder relating to the Corporation's annual meeting of shareholders, one or more of the Corporation's directors or director nominees or any Shareholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A; and

(4)   as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Shareholder, within five (5) business days after the date of the Shareholder Notice, provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy Section 5.15(d)(ii).

(ii) The information provided pursuant to this Section 5.15(g) shall be deemed part of the Shareholder Notice for purposes of this Section 5.15.

(h)   Agreements of the Shareholder Nominee.

(i) Within the time period prescribed in Section 5.15(f) for delivery of the Shareholder Notice, the Eligible Shareholder must also deliver to the Secretary a written representation and agreement (which shall be deemed part of the Shareholder Notice for purposes of this Section 5.15) signed by each Shareholder Nominee and representing and agreeing that such Shareholder Nominee:

(1)   is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a director, will act or vote on any issue or question, which such agreement, arrangement, or understanding has not been disclosed to the Corporation;

(2)   is not and will not become a party to any agreement, arrangement, or understanding with any person with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Shareholder Nominee or, if elected as a director, in connection with service or action as a director, in each case, that has not been disclosed to the Corporation; and

(3)   if elected as a director, will comply with all of the Corporation's corporate governance, business conduct, conflict of interest, confidentiality, insider trading and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors.

(ii) At the request of the Corporation, the Shareholder Nominee must promptly, but in any event within five (5) business days after such request, submit all completed and signed questionnaires required of the Corporation's directors and provide to the Corporation such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Corporation to determine if each Shareholder Nominee satisfies this Section 5.15.

(i)   Shareholder Nominees.

(i) The maximum number of Shareholder Nominees that may be included in the Corporation's proxy materials pursuant to this Section 5.15 shall not exceed twenty percent (20%) of the number of directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Section 5.15 with respect to the annual meeting of shareholders, or if such calculation does not result in a whole number, the closest whole number below twenty percent (20%); provided, however, that this maximum number shall be reduced, but not below zero (0), by the number of (1) Shareholder Nominees whose name was submitted for inclusion in the Corporation's proxy materials pursuant to this Section 5.15 but either is subsequently withdrawn or that the Board of Directors decides to nominate as a Board nominee, (2) directors in office who had been a Shareholder Nominee at any of the preceding two (2) annual meetings of shareholders and whose reelection at the upcoming annual meeting of shareholders is being recommended by the Board of Directors, (3) director candidates for which the Corporation shall have received one or more valid shareholder notices (whether or not subsequently withdrawn) nominating director candidates pursuant to Section 5.14, and (4) directors in office or director candidates that in either case will be included in the Corporation's proxy materials with respect to such annual meeting as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of shares of capital stock of the Corporation, by such shareholder or group of shareholders, from the Corporation), other than any such director referred to in this clause (4) who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least two (2) annual terms.

(ii) In the event that one or more vacancies for any reason occurs after the deadline in Section 5.15(f) for delivery of the Shareholder Notice but before the annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number shall be calculated based on the number of directors in office as so reduced.

(iii) In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 5.15 exceeds the maximum number set forth in the foregoing, the Corporation shall determine which Shareholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Shareholder (or in the case of a group, each group constituting an Eligible Shareholder) will select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Shareholder disclosed as Owned in its respective Shareholder Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Shareholder (or in the case of a group, each group constituting an Eligible Shareholder) has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(iv) Following the determination of which Shareholder Nominees shall be included in the Corporation's proxy materials, if any Shareholder Nominee who satisfies the eligibility requirements in this Section 5.15 is thereafter nominated by the Board of Directors, thereafter is otherwise not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Shareholder's or Shareholder Nominee's failure to comply with this Section 5.15), no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for director election in substitution thereof.

(v) Any Shareholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting of shareholders for any reason, including for the failure to comply with any provision of these Bylaws; provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Shareholder Notice, or (2) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors, will be ineligible to be a Shareholder Nominee pursuant to this Section 5.15 for the next two (2) annual meetings of shareholders.

(vi) Notwithstanding anything to the contrary contained in this Section 5.15, the Corporation may omit from its proxy materials any Shareholder Nominee, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(1) (A) the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) or Shareholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Shareholder Notice (or that are otherwise submitted pursuant to this Section 5.15), (B) any of the information in the Shareholder Notice (or that is otherwise submitted pursuant to this Section 5.15) was not, when provided, true, correct and complete, or (C) the requirements of this Section 5.15 have otherwise not been met;

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(2)   the Shareholder Nominee (A) is not an "independent director" for purposes of membership of the Board of Directors or any committee thereof under applicable law, the rules of the principal U.S. exchange upon which the shares of the Corporation are listed, or any publicly-disclosed corporate governance guidelines or committee charter of the Corporation, (B) does not qualify, as a "non-employee director" under Exchange Act Rule 16b-3, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (C) is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (D) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten (10) years, or (E) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended; or

(3)   the election of the Shareholder Nominee to the Board of Directors would cause the Corporation to be in violation of the Articles of Incorporation, these Bylaws, any applicable state or federal law, rule, or regulation or any applicable listing standard.

(j)   Additional Provisions.

(i) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 5.15 and to make any and all determinations necessary or advisable to apply this Section 5.15 to any persons, facts or circumstances, including the power to determine (1) whether one or more shareholders or beneficial owners qualifies as an Eligible Shareholder, (2) whether a Shareholder Notice complies with this Section 5.15 and has otherwise met the requirements of this Section 5.15, (3) whether a Shareholder Nominee satisfies the qualifications and requirements in this Section 5.15, and (4) whether any and all requirements of this Section 5.15 (or any applicable requirements of Section 5.14) have been satisfied; provided that, if any determination must be made at the annual meeting of shareholders, the Chairman of the meeting shall have the power and authority to make such determination, unless otherwise determined by the Board of Directors. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) or the Chairman of the meeting, as the case may be, shall be binding on all persons, including the Corporation and its shareholders (including any beneficial owners).

(ii) Notwithstanding the foregoing provisions of this Section 5.15, unless otherwise required by law or otherwise determined by the Board of Directors, if (1) the Eligible Shareholder, or (2) a qualified representative of the Eligible Shareholder does not appear at the annual meeting of shareholders of the Corporation to present its Shareholder Nominee or Shareholder Nominees, such nomination or nominations shall be disregarded, and no vote on such Shareholder Nominee or Shareholder Nominees will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 5.15, to be considered a qualified representative of the Eligible Shareholder, a person must be authorized by a writing executed by such Eligible Shareholder or an electronic transmission delivered by such Eligible Shareholder to act for such Eligible Shareholder as proxy at the annual meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of shareholders.

(iii) In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominees to the Corporation or its shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the Corporation's right to omit a Shareholder Nominee from its proxy materials pursuant to this Section 5.15.

(iv) Notwithstanding anything to the contrary contained in this Section 5.15, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 5.15 shall limit the ability of the Corporation to solicit proxies against any Shareholder Nominee or to include in its proxy materials its own statements or any other additional information relating to any Eligible Shareholder or Shareholder Nominee.

ARTICLE VI

MEETINGS OF DIRECTORS

6.1   Place of Meetings

Meetings (whether regular, special or adjourned) of the Board of Directors shall be held at the principal office of the Corporation for the transaction of business, as specified in accordance with Section 1.1, or at any other place within or without the State which has been designated from time to time by resolution of the Board of Directors or which is designated in the notice of the meeting. Any meeting (whether regular, special or adjourned) may be held by conference telephone, electronic video screen communication or electronic communication by and to the Corporation. Participation in a meeting through the use of conference telephone or electronic video screen communication pursuant to this Section 6.1 constitutes presence in person at that meeting so long as all members participating in the meeting are able to hear one another. Participation in a meeting through electronic transmission by and to the Corporation (other than conference telephone and electronic video screen communication), pursuant to this Section 6.1 constitutes presence in person at that meeting if both of the following apply:

(a)   each member participating in the meeting can communicate with all of the other members concurrently; and

(b)   each member is provided the means of participating in all matters before the Board of Directors, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the Corporation.

6.2   Regular Annual Meeting; Regular Meetings

After the adjournment of each annual meeting of the shareholders, the Board of Directors shall hold a regular meeting (which regular directors' meeting shall be designated the "Regular Annual Meeting") and no notice need be given for the Regular Annual Meeting unless the Regular Annual Meeting is not held at the principal place of business provided in Section 1.1. Regular meetings of the Board of Directors may be held without notice if the time and place of such meetings are fixed by the Board of Directors.

6.3 Special Meetings

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors, if any, or a Lead Director, if any, the President or the Chief Executive Officer, any Vice President, the Secretary, or by any two (2) or more directors.

6.4 Notice of Special Meetings

Special meetings of the Board of Directors shall be held upon no less than four (4) days' notice by mail or forty-eight (48) hours' notice delivered personally or by telephone to each director, including voice messaging system or by electronic transmission by the Corporation.

6.5 Quorum

A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided by Section 6.6. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors, subject to the provisions of Section 310 of the Code (as to the approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 311 of the Code (as to the appointment of committees), Section 317(a) of the Code (as to the indemnification of directors), the Articles of Incorporation or other applicable law. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

6.6 Adjournment

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for over twenty-four (24) hours, notice of any adjournment to another time and place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

6.7 Waiver and Notice of Consent

Notice of a meeting need not be given to a director who provides a waiver of notice or a consent to holding the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

6.8   Action without a Meeting

Any action required or permitted by law to be taken by the Board of Directors may be taken without a meeting, if all members of the Board of Directors shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as the unanimous vote of such directors.

6.9   Committees

The provisions of this Article VI also apply to committees of the Board of Directors and action by such committees, mutatis mutandis.

ARTICLE VII

GENERAL MATTERS

7.1   Record Date for Purposes Other than Notice and Voting

For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than with respect to notice or voting at a shareholders' meeting or action by shareholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such action. Only shareholders of record at the close of business on the record date are entitled to receive the dividend, distribution or allotment or rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided for in the Articles of Incorporation or the Code.

7.2   Instruments in Writing

All checks, drafts, other orders for payments of money, notes or other evidences of indebtedness of the Corporation, and all written contracts of the Corporation, shall be signed by such officer or officers, agent or agents, as the Board of Directors may from time to time designate. No officer, agent, or employee of the Corporation shall have the power to bind the Corporation by contract or otherwise unless authorized to do so by these Bylaws or by the Board of Directors.

7.3   Shares Held by the Corporation

Shares in other corporations standing in the name of the Corporation may be voted or represented and all rights incident thereto may be exercised on behalf of the Corporation by any officer of the Corporation authorized to do so by resolution of the Board of Directors. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or by power of attorney duly executed by such person having the authority.

7.4   Certificated and Uncertificated Shares

(a)   Certificates for the shares of stock of the Corporation shall be issued only to the extent as may be required by applicable law or as otherwise authorized by the Secretary or any Assistant Secretary, and if so issued shall be in such form as is consistent with the Articles of Incorporation and applicable law. Any such certificates shall be signed by, or in the name of the Corporation by, the Chief Executive Officer or the President and by the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

(b)   Unless otherwise required by applicable law or authorized by the Secretary or any Assistant Secretary, shares of the Corporation shall be issued, recorded and transferred exclusively in uncertificated book-entry form in accordance with a direct registration program operated by a clearing agency registered under Section 17A of the Exchange Act. Shares of the Corporation represented by certificates that were issued prior to November 17, 2010 shall continue to be certificated securities of the Corporation until the certificates therefor have been surrendered to the Corporation.

7.5   Lost Certificates

Except as provided in this <u>Section 7.5</u>, no new shares shall be issued to replace a previously issued certificate unless the certificate is surrendered to the Corporation or its transfer agent or registrar and cancelled at the same time. When the owner of any certificate for shares of the Corporation claims that the certificate has been lost, stolen or destroyed, uncertificated shares, in accordance with <u>Section 7.4(b)</u> above, shall be issued in place of the original certificate if the owner (a) so requests before the Corporation has notice that the original certificate has been acquired by a bona fide purchaser, (b) files with the Corporation an indemnity bond in such form and in such amount sufficient to protect the Corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of the certificate or the issuance of the replacement shares, and (c) satisfies any other reasonable requirements imposed by the Corporation. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

7.6   Certification and Inspection of Bylaws

The Corporation shall keep at its principal executive or business office the original or a copy of these Bylaws as amended or otherwise altered to date, which shall be open to inspection by the shareholders at all reasonable times during office hours.

7.7   Interpretation

Reference in these Bylaws to any provision of the Code shall be deemed to include all amendments thereof.

7.8   Construction

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Code shall govern the construction of these Bylaws. Without limiting the generality of the provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person. The term "Chief Executive Officer" shall be equivalent to the term "President" under the Code.

ARTICLE VIII

CONSTRUCTION OF BYLAWS WITH REFERENCE TO PROVISIONS OF LAW

8.1   *Bylaw Provisions Additional and Supplemental to Provisions of Law*

All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal.

8.2   *Bylaw Provisions Contrary to or Inconsistent with Provisions of Law*

Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in Section 8.1, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause, or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

ARTICLE IX

ADOPTION, AMENDMENT OR REPEAL OF BYLAWS

9.1   *By Shareholders*

These Bylaws may be adopted, amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Any bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by the shareholders; provided, however, that a bylaw or amendment of the Articles of Incorporation reducing the number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than sixteen and two-thirds percent (16-2/3%) of the outstanding shares entitled to vote.

9.2   By the Board of Directors

Subject to the right of shareholders to adopt, amend or repeal these Bylaws, other than a bylaw or amendment thereof specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, these Bylaws may be adopted, amended or repealed by the Board of Directors. A bylaw adopted by the shareholders may restrict or eliminate the power of the Board of Directors to adopt, amend or repeal these Bylaws.

ARTICLE X

INDEMNIFICATION

10.1   Indemnification of Directors and Officers

The Corporation shall, to the maximum extent and in the manner permitted by the Code, indemnify each of its directors and officers against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an agent (as defined in Section 317(a) of the Code) of the Corporation. For purposes of this Article X, a "director" or "officer" of the Corporation includes any person (a) who is or was a director or officer of the Corporation, (b) who is or was serving at the request of the Corporation as a director or officer of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

10.2   Indemnification of Others

The Corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees and agents (other than directors and officers) against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an agent (as defined in Section 317(a) of the Code) of the Corporation. For purposes of this Article X, an "employee" or "agent" of the Corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the Corporation, (b) who is or was serving at the request of the Corporation as an employee or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

10.3   Payment of Expenses in Advance

Expenses incurred in defending any proceeding for which indemnification is required pursuant to Section 10.1 or for which indemnification is permitted pursuant to Section 10.2 following authorization thereof by the Board of Directors, may be advanced by the Corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by this Article X.

10.4   Indemnification not Exclusive

The indemnification provided by this Article X for acts, omissions or transactions while acting in the capacity of, or while serving as, a director or officer of the Corporation but not involving a breach of duty to the Corporation and its shareholders shall not be deemed exclusive of any other rights to those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the Articles of Incorporation.

10.5   Insurance Indemnification

The Corporation shall have the power to purchase and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of that agent's status as such, whether or not the Corporation would have the power to indemnify the agent against that liability under the provisions of this Article X.

10.6 *Conflicts*

Subject to the requirements of Section 317 of the Code, no indemnification or advance shall be made under this Article X, except as provided in Section 317(d) or Section 317(e)(4) of the Code, in any circumstance where it appears:

(a)   that it would be inconsistent with a provision of the Articles of Incorporation, these Bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

CERTIFICATE OF ADOPTION OF

AMENDED AND RESTATED BYLAWS

OF

APPLE INC.

The undersigned hereby certifies that he is the duly elected, qualified and acting Senior Vice President, General Counsel and Secretary of Apple Inc., a California corporation (the "Corporation"), and that the foregoing amended and restated bylaws were adopted as the Corporation's bylaws as of December 21, 2015, by the Corporation's Board of Directors.

The undersigned has executed this Certificate as of December 21, 2015.


/s/ D. Bruce Sewell
_____
D. Bruce Sewell
Senior Vice President,
General Counsel and Secretary
